

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

August 21, 2009

Javier G. Gutiérrez
President and Chief Executive Officer
Ecopetrol S.A.
c/o Corporate Service Company
1133 Avenue of the Americas, Suite 3100
New York, NY 10036

> **Re: Ecopetrol S.A.**
> **Registration Statement on Form F-4**
> **File No. 333-160965**
> **Filed July 31, 2009**

Dear Mr. Gutiérrez:

We have limited our review of your filing to the issues we have addressed in our comments. Where indicated, we think you should revise your document in response to the comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note you are registering the notes in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991), and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on the staff's position contained in these

letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

2.   You state on the cover page that a holder may withdraw a tender of old notes at any time prior to the expiration of the exchange offer. However, you indicate at page 54 that a holder may withdraw its tendered old notes "[u]nless [you] have already accepted the old notes under the exchange offer." Please clarify the withdrawal rights applicable to the exchange offer.

Cover Page

3.   Please revise the cover page of your prospectus to disclose the following information:

- broker-dealers who receive new securities pursuant to the exchange offer acknowledge that they will deliver a prospectus in connection with any resale of such new securities; and

- broker-dealers who acquired the old securities as a result of market-making or other trading activities may use the prospectus for the exchange offer, as supplemented or amended, in connection with resales of the new securities.

4.   Please disclose on the prospectus cover page the principal amount of the debt securities being exchanged. See Item 1 of Form F-4.

The Exchange Offer, page 50

5.   Please remove any implication that you have not included in the prospectus all material information regarding the exchange offer. In that regard, we note your statement at page 50 that the disclosure set forth under the heading "The Exchange Offer" may not contain all the information that a holder should consider regarding the exchange offer and the registration rights agreements before participating in the exchange offer.

Holders' Deemed Representations, Warranties and Undertakings, page 52

6.   We note your disclosure that by tendering the old notes pursuant to the terms of the exchange offer, holders are deemed to make certain acknowledgements, representations, warranties and undertakings. Please remove the representation that holders have "reviewed" the prospectus and revise the fourth numbered representation to eliminate the reference to broker-dealers. In addition, please add a representation that any broker-dealer participating in the exchange offer has not entered into any arrangement or understanding with you or any of your affiliates to distribute the notes.

Procedures for Tendering Old Notes, page 53

7.   We note your disclosure regarding the process for tendering notes that are issued in definitive certificated form. If you intend to use a letter of transmittal, please include a draft of such letter as an exhibit to your next amendment.

8.   Please confirm that all participants in the exchange offer will be required to provide the representations and acknowledgements set forth under the heading "Holders' Deemed Representations, Warranties and Undertakings" at page 52, as revised.

Financial Statements, page F-1

9.   Please provide updated financial statements and other financial information as required by Item 14 of Form F-4.

Closing Comments

        Please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of an amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Douglas Brown at (202) 551-3265 or, in his absence, Laura Nicholson at (202) 551-3584 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Antonia Stolper
        (646) 848-5009